September 7, 2006

Via Federal Express and EDGAR

Kathleen Collins, Accounting Branch Chief
April Coleman, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Response to SEC Comment Letter dated August 11, 2006
Tribeworks, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed April 17, 2006
Form 8-K Filed on January 26, 2006
File No. 000-28675
Form 10-QSB for Fiscal Quarter Ended March 31, 2006
Filed May 22, 2006

Dear Madams:

We are in receipt of your letter dated August 11, 2006 in relation to the above referenced items.

We appreciate the opportunity to respond to the comments and also the assistance provided by the comments towards enhancing our filings in accordance with applicable disclosure requirements. We apologize for the tardiness of this response which is due to the Labor Day holiday. As we explained in our letter of August 23, 2006, we did not receive your letter until Saturday August 19, 2006 and we were not able to have a conference call with our Attorneys until late on Monday, August 21, 2006. As a result we asked for an extension to the date for our response to September 5, 2006, being 10 business days as from Monday, August 21, 2006.

We now wish to respond further with regard to your letter.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm for 2005, page 18

1.
In response to your comment No. 1 in your letter of August 11, 2006, when the present auditors were appointed in mid 2005 the then Board acted in good faith in engaging them. HLB Cinnamon Jang Willoughby has explained to us that, “As the previous senior management of the company was based out of Vancouver, Canada and thus preferred an audit firm within close proximity to them, they accepted the engagement. Additionally, the audit firm had familiarity with the previous management team and thus accepted another audit engagement from a management team that it held in high regard. Finally, the audit firm understood that the new operations of the company were intended to be based out of Vancouver, Canada. Therefore, it appeared reasonable on HLB Cinnamon Jang Willoughby’s part to accept an engagement at the time seeing our previous relationship and our belief that the operations would be based locally.” It was on this basis that they were appointed as our auditors for the year ended December 31, 2005. See further comment below under the heading: Location of Management and Accounting Records.

Tribeworks, Inc., 2001 - 152nd Ave NE, Redmond, WA  98052
Phone: 425-458 2360, Fax: 425-818 8832
015508.00010:990155.01

United States Securities and Exchange Commission
September 7, 2006

In clarification of the meaning of North America and “where the majority of your revenues are earned, where the majority of your assets are located, where your management and accounting records are located and where the majority of the audit work was located,” we have previously reported that the majority of Tribeworks revenues of $593,595 for the year ended December 31, 2005, were earned in North America. All of these sales were made via the Company’s wholly owned subsidiary Tribeworks Development Corporation (“TDC”).

Revenue

$159,759 of these sales were for iShell software, sales of books and third party plug-ins, as well as a small amount of sales of iShell Mobile and Kinoma Media Album. These sales are made primarily by way of credit card sale transactions and the customer then downloads the product after being provided with an access code. The sales can occur all around the world, but appeared to be primarily from North America, both the US and Canada.

The remaining $433,836 of 2005 revenue came from what was called the “Enterprise” business, i.e., consulting. In the first half of 2005, 70% of the revenue came from a project for Pioneer Corp of Japan, which was completed during the 2nd quarter of 2005 with just an ongoing decreasing maintenance support function after that.

In the 2nd half of 2005 the Enterprise revenue dropped dramatically to $119,347. While there was still some revenue from Pioneer in Japan, this dropped to 21.5% of the total revenue for the 2nd half of 2005. The balance came from a series of contracts in North America including one out of Toronto, Canada.

During 2006 iShell sales have continued to drop dramatically and with the acquisition of the Atlas Technology Group the remaining TDC consulting work comprised the completion of the design and implementation a series information screens for Toronto airport and one other job for a US based corporation.

The iShell business has been sold for a nominal sum to a former staff member and the Company is currently negotiating to sell the residual consulting business and the TDC subsidiary to the former management.

Atlas Technology Group (“AtlasTG”) which was acquired on January 20, 2006, is a start up operation which started producing revenue in its own right in the 3rd quarter of 2006. While its first revenue was from a consulting job carried out by a member of the new Seattle office team, which started in June 2006 (and there will be more consulting revenue from this source during the remainder or 2006 while the core business of application support is built up) the first actual support customer for AtlasTG is a client in Milan, Italy. AtlasTG is currently negotiating with another potential client in Milan, two potential clients in the US, and two in the UK.

Tribeworks, Inc., 2001 - 152nd Ave NE, Redmond, WA  98052
Phone: 425-458 2360, Fax: 425-818 8832
015508.00010:990155.01

United States Securities and Exchange Commission
September 7, 2006

Future revenues will be derived from Europe, North America and Asia-Pacific.

Location of Assets

In the case of the old Tribeworks business, the residual assets which are primarily comprised of computer equipment were located in San Francisco. In the case of the AtlasTG business its assets are located in Malta, New Zealand and in Seattle, WA.

Location of Management and Accounting Records

In the case of the old Tribeworks (and TDC) the CEO was located in Canada and CFO in San Francisco where the Tribeworks and TDC accounting records were located.

In March 2005, Duncan Kennedy (who is resident in Toronto, Canada), a Director and the CEO of Tribeworks resigned from those positions but remained a Director and CEO of TDC and was replaced by J. Glenn Pogue (resident in San Francisco) as CEO and Director. In May 2005, Bob Davidorf (resident in San Francisco) resigned as CFO of Tribeworks and David C. Hayes (resident in Vancouver) replaced him. In June 2005 Bob Davidorf resigned as Director of Tribeworks and was replaced by Peter B. Jacobson (resident in Newport Beach, CA). Bob Davidorf remained a Director of TDC and became CEO of TDC. During the middle part of 2005 David Hayes was managing Tribeworks from Vancouver, Canada, while Bob Davidorf looked after the accounting records of TDC in San Francisco.

At the AGM on August 19, 2005, David Hayes and Peter Jacobson were re-elected Directors of Tribeworks, Glenn Pogue stood down as a Director, and Robert Altinger (resident in Malta), and W. Gordon Blankstein and Robert C. Gardner (both resident in Vancouver) were elected as new Directors. Peter Jacobson was appointed CEO, David Hayes as CFO and Robert Gardner was appointed the Corporate Secretary after the AGM.

David Hayes resigned as a Director and CFO of Tribeworks in September 2005 and was replaced by B S P (Paddy) Marra who is resident in Wellington, New Zealand, and he took over management of the accounting records of Tribeworks from that point in time.

Location of the Audit Work

The audit field work for TDC and part of Tribeworks was carried out in the San Francisco offices of TDC with Bob Davidorf, Paddy Marra and Peter Jacobson present to answer questions of the HLB Cinnamon Jang Willoughby audit team of an Audit Manager and a field assistant from Vancouver. Paddy Marra then went to Vancouver to the Auditor’s offices to complete the audit field work for Tribeworks based on the accounting records he had brought with him and emailed ahead for the Auditors.

AtlasTG (which was acquired on January 20, 2006) has its head office in Malta and all of the group accounting records are maintained in Malta on a Navision (Microsoft group software) accounting system which can be accessed remotely (with the correct level of password protection) from all group offices around the World and by the CFO in New Zealand. As from the beginning of 2006, Tribeworks accounting records have been integrated into the Navision accounting system in Malta, while TDC (which is in the process of being sold to the former TDC management) continues to operate as before from San Francisco.

Tribeworks, Inc., 2001 - 152nd Ave NE, Redmond, WA  98052
Phone: 425-458 2360, Fax: 425-818 8832
015508.00010:990155.01

United States Securities and Exchange Commission
September 7, 2006

For quarterly review purposes, the quarterly financial statements and 10-QSB’s are prepared by Paddy Marra in New Zealand and emailed with supporting material to the Auditors in Vancouver and Paddy Marra then answers queries by email and telephone. Paddy Marra also makes periodic visits to Vancouver to meet with the Auditors (4 visits during 2006 to date). Paddy Marra has had previous experience of being the CFO of a large (substantially larger than Tribeworks) international corporation with worldwide audit requirements.

Replacement of the Auditors

Because of the international nature of the AtlasTG business, the Board and Management wanted an Audit firm with international experience and international reach so as to cover both the Head Office in Malta and the two subsidiary branch offices being established in Wellington, New Zealand and Seattle, Washington.

The logical firm that fit this profile was the existing AtlasTG auditors, Baker Tilly, who have an office in Malta, one in New Zealand and several in the US. Prior to your first comment letter of July 2006, we were in discussions with the Baker Tilly Malta office (and they in turn with their UK international head office) as part of our Proxy Statement preparations and it was on the basis of these discussions that we made the comments regarding our auditors in our letter of July 21, 2006. It was also as a result of research associated with drafting our reply of July 21, 2006, that we found that the Directors could replace the Auditors without going to an Annual General Meeting under the Tribeworks charter documents.

Based on the comments in your letter of July 6, 2006, we advanced our discussions with Baker Tilly through their international office in the UK, which is PCAOB registered (as are their New Zealand and US offices), with the view of getting the international office to introduce our Company to the Baker Tilly affiliated US audit practice of Virchow Krause through their principal office in Detroit. These discussions went on from the middle of July (12th, when the engagement partner indicated an interest in taking up the audit) until the end of July, when Virchow Krause’s (Baker Tilley’s U.S. affiliate) SEC Audit compliance partner and the engagement partner that we had been dealing with, advised that they would not take on the Tribeworks/AtlasTG audit as their Risk Assessment Committee ruled that AtlasTG “was a start up and too small to fit their audit profile.”

We subsequently approached KPMG, who also have offices in Malta, Seattle and Wellington, and they have replied similarly on Tuesday, August 29, 2006.

At this point we realized that AtlasTG was too small for the larger international audit firms and so we approached the previous Tribeworks auditors, Tauber & Balser, who have shown an interest and have asked for a full proposal from the Company (sent Friday, September 1, 2006) after we sent preliminary background papers on August 29, 2006. Because of the long Labor Day holiday weekend Tauber & Balser have not had the opportunity to have this proposal reviewed by their Risk Assessment Committee and it will be put up for approval later this week.

Tribeworks, Inc., 2001 - 152nd Ave NE, Redmond, WA  98052
Phone: 425-458 2360, Fax: 425-818 8832
015508.00010:990155.01

United States Securities and Exchange Commission
September 7, 2006

Therefore we are not in a position to advise that we have a new Auditor, but as you can see we have pursued the appointment of a new Auditor with all possible diligence over recent weeks.

Form 8-K Filed January 26, 2006

2.
In response to your comment No. 2 in your letter of August 11, 2006, regarding the Re-Audit of AtlasTG December 31, 2005 Financial Statements in accordance with US GAAP, we are working diligently to get this re-audit completed quickly in the current circumstances. We will include in this the material suggested by you in point 2 of your letter of August 11, 2006.

Form 10-QSB for Fiscal Quarter Ended March 31, 2006

Unaudited Consolidated Balance Sheet, page 3

3.
In response to your comment No. 3 of your letter of August 11, 2006, while we understand your concern about the Company presenting an unaudited pro forma balance sheet for December 31, 2005 which includes the consolidation of AtlasTG into Tribeworks before the US GAAP audit for AtlasTG is completed and filed as part of  Form 8-K/A. Our concern is that by reverting to the original Tribeworks December 31, 2005 audited financial statements we may in fact be presenting misleading comparative information which makes the 2006 consolidated figures including AtlasTG look much better than they in effect are as there was some $360,000 of cash and fixed assets acquired in the acquisition of AtlasTG, which is a material amount in the context of the group assets.

We agree that by adding the historic audited December 31, 2005 balance sheet as an additional column on the face of the balance sheet in the financial statements presented in the 10-QSB will improve the presentation and disclosure. However, we disagree with the removal of Note D as this Note explains and discloses the acquisition and consolidation changes that have taken place between the two December 31, 2005 balance sheets as it starts with the original December 31, 2005 audited balance sheet and then adds the AtlasTG December 31, 2005 balance sheet in the same US GAAP format and shows and explains the consolidation entries that have been made to get to the re-stated consolidated balance sheet. This we believe makes Note D a useful and clear means of informing the reader of the consolidation adjustments that have been made to get to the re-stated consolidated balance sheet position and provides full disclosure to the reader.

We also believe that the information presented within Note D and within the body of our most recent 10-QSB for the six months ended June 30, 2006 (which we expanded following your previous advice) complies with the disclosure requirements of SFAS 141.

As requested in your letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

Tribeworks, Inc., 2001 - 152nd Ave NE, Redmond, WA  98052
Phone: 425-458 2360, Fax: 425-818 8832
015508.00010:990155.01

United States Securities and Exchange Commission
September 7, 2006

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws or the United States.

We appreciate the opportunity to respond to the Commission’s comments related to our Form 10-KSB, Form 10-QSB and Form 8-K filings referenced above. We believe that the comments were informative and educational for meeting our disclosure requirements and will make every effort in the future to ensure that these requirements encompass the comments made. Additionally, we believe that neither the comments nor our responses above require any amendments to our Form 10-KSB or Form 10-QSB filings referenced above in order to provide a reader or investor with significantly better information to make a decision. We will, of course, file a revised 8-K/A which includes the financial statements of AtlasTG that have been audited in accordance with US GAAP. We do believe that the comments and our responses above should be and will be incorporated into our future filings.

Thank you for your consideration.

Sincerely,

/s/ Peter B. Jacobson
Peter B. Jacobson
Chief Executive Officer

Tribeworks, Inc., 2001 - 152nd Ave NE, Redmond, WA  98052
Phone: 425-458 2360, Fax: 425-818 8832
015508.00010:990155.01